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December 13, 2005

BY EDGAR AND HAND DELIVERY

Ms. Karen J. Garnett

Mr. Geoffrey M. Ossias

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Republic Property Trust
Amendment No. 4 to Registration Statement on Form S-11
File No. 333-128554

Dear Ms. Garnett and Mr. Ossias:

On behalf of Republic Property Trust, in connection with the proposed public offering of Republic Property Trust’s common shares, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission, Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-128554), including exhibits, for filing under the Securities Act of 1933, as amended, which has been marked to show changes from Republic Property Trust’s Amendment No. 3 to the Registration Statement, filed on December 12, 2005.

The changes reflected in Amendment No. 4 to the Registration Statement include those made in response to comments #11 and #12 of the Staff of the Securities and Exchange Commission set forth in the Staff’s comment letter dated December 6, 2005 (the “December 6th Letter”), as well as other revisions and updates.

Set forth below are Republic Property Trust’s responses to comments #11 and #12 raised in the December 6th Letter.  For your convenience, we have provided your numbered comments followed by Republic Property Trust’s responses.  In addition, we have sent to you paper copies of this supplemental response letter and copies of Amendment No. 4 to the Registration Statement (including exhibits thereto).  Unless otherwise noted, references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 4 to the Registration Statement.  Page references generally are not provided when the changes appear throughout the prospectus.  References throughout this letter to “we,” “us” and “our” are to Republic Property Trust and its consolidated subsidiaries, including Republic Property Limited Partnership (the “Operating Partnership”).

Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

Adjustments to Pro Forma Condensed Consolidated Balance Sheet, page F-10

11.                               We note your disclosure in footnote 1(B) that, “...merger and the contributed interests were recorded based on the fair values of the assets and liabilities of the properties contributed.” Further, we note your disclosure in footnote (K) that the transactions were recorded based on the fair value of the common shares and OP units exchanged. Please clarify how you have determined the fair value to be assigned to the assets and liabilities acquired in the formation transactions under SFAS 141. Tell us what consideration you have given to expanding your disclosure to more thoroughly discuss the methodology used by the Company to determine the fair values of the assets and liabilities acquired.

In Amendment No. 4 to our Form S-11 we have included the following additional disclosure in the introduction to the pro forma financial statements to more thoroughly discuss the methodology used to determine the fair values assigned to the assets and liabilities acquired:

“The Trust has allocated fair values to the assets and liabilities acquired in the formation transactions in accordance with SFAS No. 141, “Business Combinations.” The fair values of the building assets acquired are determined on an “as-if-vacant” basis considering the quality of the buildings, estimated rental and absorption rates, estimated future cash flows and valuation assumptions consistent with current market conditions.  The “as-if-vacant” fair value is allocated to land, building and tenant improvements based on relevant information obtained in connection with the acquisition of the properties.  The fair value of the in place leases consisting of: (1) the estimated cost to replace the leases, including foregone rents, (2) estimated leasing commissions associated with obtaining new tenants, and (3) the above/at/below market cash flow of leases, were determined based on management’s evaluation of the specific characteristics of each tenant’s lease and discounted using an interest rate that reflects the risks associated with the leases acquired.  The fair value of mortgage debt assumed was determined using current market interest rates for comparable debt financings.  The fair value assigned to management and development agreements is based on the projected probability weighted net cash flows of these agreements and valuation assumptions consistent with current market conditions.”

l2.                                  We have considered your response to our prior comments 21 and 22. Explain to us how you determined that it would be appropriate to record the contribution of management and development contracts at historical costs basis rather than fair value. Explain why it is appropriate to treat this portion of the formation transactions differently and provide your basis in GAAP for your treatment.

We appreciated the opportunity on December 8, 2005 to discuss via telephone with the Staff the accounting for the management and development agreements contributed to us.  We initially considered the accounting guidance contained in Staff Accounting Bulletin 5-G, “Transfers Of Nonmonetary Assets By Promoters Or Shareholders,” in determining the accounting for the contribution of the management and development contracts.  SAB Topic 5-G indicates that, “the staff believes that transfers of nonmonetary assets to a company by the promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP.”  Accordingly, based on this guidance we believed it was appropriate to record the management and development contracts at their historical cost.

However, based on our discussions with the Staff, we have determined that SAB Topic 5-G is not the applicable guidance and, accordingly, the agreements should not be recorded at historical cost.  Therefore, we have determined that the intangible assets transferred should be recorded based on their fair value using a projected probability-weighted assessment of future net cash flows of the agreements and considering valuation assumptions consistent with current market conditions.  We used the guidance contained in SFAS No. 142 “Goodwill and Other Intangible Assets,” paragraphs B38-B43, “Initial Measurement of Intangible Assets Acquired in Transactions Other Than Business Combinations,” in determining these fair values.  The total cost of the management and development agreements consisted of 482,192 operating units provided to affiliates of members of our senior management team which, based on our initial offering price of $15.00 per common share, equals approximately $7.2 million.  Those contracts relate to ongoing services to be provided to third parties that will continue to generate incremental cash flow and therefore will be recorded as an intangible asset.  Conversely, as discussed below, we will expense those contracts that have been effectively terminated as a result of the formation transactions as a settlement of an executory contract.

We have considered the provisions of EITF 04-1, “Accounting for Preexisting Relationships between Parties to a Business Combination” in connection with the accounting for the contribution of the management agreements on properties to be acquired by the REIT and believe it does not apply.  The acquisition of the management agreements represent an acquisition of assets from third-party affiliates and promoters of the transaction with whom we have no preexisting relationship.  Additionally, since the management contracts related to the initial properties will not generate any revenue in the future, they do not qualify to be recorded as an intangible asset.

In Amendment No. 4 to our Form S-11, we have recorded in the pro forma balance sheet the new management and development service arrangements entered into with affiliates of senior management based on their fair value using a projected probability-weighted assessment of future net cash flows of the agreements and valuation assumptions consistent with current market conditions. We will record an intangible asset based on these fair values of approximately $3.2 million which is equivalent to the 215,563 operating units exchanged for these arrangements at the initial offering price of $15.00 per common share.  We will amortize the intangible asset recorded for development service arrangements as the services are provided in the future using a pattern that reflects the economic benefits to be received by us, which in this instance is in proportion to the anticipated revenue to be recognized on these arrangements and which is estimated to average 1.6 years from contract commencement.  We will amortize the intangible assets recorded for management contracts as the services are provided in the future on a straight-line basis over a period of 4.8 years, which is consistent with the assumptions used in determining their fair values and assumptions developed concerning the estimated period of renewals.  This period of amortization for management contracts is consistent with the discussion in paragraph 5 of EITF 03-9: “Determination of the Useful Life of Renewable Intangible Assets under FASB Statement No. 142,” and the period of economic benefit to be realized from this intangible.

As mentioned above, affiliates of our senior management have contributed management agreements for our initial properties in exchange for approximately $4.0 million in consideration for these contracts based on 266,629 operating units at the initial offering price of $15.00 per common share.  After the purchase, these contracts for the management of the initial properties will be reflected as intercompany activity among our subsidiaries and will not generate any revenue on a consolidated basis.  Based on the fact that these contracts will not generate future cash flows to us, the payment for the contracts represents a settlement of an executory contract.  SFAS 142  requires that the total cost (i.e, the total $7.2 million described above) be allocated to the identifiable intangible assets based on their relative fair values.  If the entire $7.2 million of consideration was allocated to the intangible assets described in the preceding paragraph, those assets would be recorded at amounts that are significantly greater than fair value from our perspective and would be immediately impaired.  We believe that, in this instance, we should evaluate the difference between the total consideration of $7.2 million and the $3.2 million fair value assigned to the intangible assets as a settlement of an executory contract.  This difference of $4 million should be charged to expense.

Further, if an intangible asset for the acquired management contracts for the initial properties was recorded, such an intangible asset would be subject to amortization under SFAS 142 and should therefore be reviewed for impairment in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  Our expectation is that these management contracts will not generate additional cash flows and, therefore, they would be deemed impaired under SFAS 144 and therefore would be written-off.

We will account for these contracts in the pro forma financial statements as the settlement of an executory contract and record a reduction of $4 million to stockholders’ equity.  We will reflect a one-time expense of $4 million in the income statement in the period in which the initial public offering is completed to reflect this settlement.  Appropriate disclosure will be included in the pro forma financial statements to reflect this accounting.

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If you have any questions or would like further information concerning Republic Property Trust’s responses to your comment letter, please do not hesitate to contact me at 202-637-6554.

Very truly yours,

/s/ Stuart A. Barr, Esq.
Stuart A. Barr, Esq.

cc:	Mark R. Keller
J. Warren Gorrell, Jr., Esq.